Exhibit 99.29

American Rebel Beer Announces Launch Event in Bowling Green Kentucky with Distribution Partner - Clark Distributing Company

Nashville, TN, April 15, 2025 (GLOBE NEWSWIRE) -- American Rebel Holdings, Inc. (NASDAQ: AREB) (“American Rebel” or the “Company”), creator of American Rebel Beer ( americanrebelbeer.com ), and a designer, manufacturer, and marketer of branded safes, personal security, self-defense products and apparel, is proud to announce a Tax Day Launch Event for southern Kentucky at the Spillway Bar & Grill, 2195 River Street in Bowling Green, Kentucky with its distribution partner, Clark Distributing Company ( ccclark.com ). This morning American Rebel CEO Andy Ross appeared live on air at D93 WDNS Classic Rock Radio in Bowling Green to celebrate the launch party.

Kentucky is a key strategic state as American Rebel Light Beer continues to rapidly grow its distribution partnerships throughout the Southeastern United States. Clark Distributing Company, a premier distributor serving more than 5,000 retail and restaurant customers throughout Kentucky, covers 97 counties out of 120 total, representing 81% of Kentucky’s counties and serving 67% of the state’s population. Kentucky residents can now enjoy American Rebel Premium Light Lager Beer that not only is great tasting but unapologetically celebrates true fundamental American values.

“Kentucky is an important state for us as we expand American Rebel Light Beer across this great, God-fearing nation,” said Andy Ross, CEO of American Rebel. “We are thrilled to see American Rebel Light Beer reach patriotic customers throughout the Commonwealth, and we couldn’t have asked for a better partner than Clark Distributing Company to help us serve customers looking for American Rebel Light – America’s Patriotic, God Fearing, Constitution Loving, National Anthem Singing, Stand Your Ground Beer .”

American Rebel Light Beer is growing rapidly due to its great taste and drinkability , with a smooth and crisp finish that appeals to light beer enthusiasts. It continues to receive overwhelmingly positive feedback, leading to increasing and repeat customer demand due to its balance of flavor and drinkability. It is the light beer of choice for consumers looking for a great tasting light beer that is aligned with traditional American patriotic values, liberty, and freedom.

“Between the on-air appearance at D93 and the launch event this evening, I want to head over to the Corvette Museum here in Bowling Green,” said Andy Ross. “Danny built me the Second Amendment Muscle Car, a ‘69 Corvette, on the “Rocked and Loaded” episode of Counting Cars on the History Channel. I get people coming up to me all the time asking me about the car and saying they just saw the episode air again. Millions of people have seen that episode over the years and that car has become known as the Batmobile of the Second Amendment.”

For more information about American Rebel Light Beer, visit americanrebelbeer.com.

About American Rebel Light Beer

Produced in partnership with AlcSource, American Rebel Light Beer ( americanrebelbeer.com ) is a domestic premium light lager celebrated for its exceptional quality and patriotic values. It stands out as America’s Patriotic, God-Fearing, Constitution-Loving, National Anthem-Singing, Stand Your Ground Beer.

American Rebel Light is a Premium Domestic Light Lager Beer. All Natural, Crisp, Clean, Bold Taste, Lighter Feel. With approximately 100 calories, 3.2 carbohydrates, and 4.3% alcoholic content per 12 oz serving, American Rebel Light Beer delivers a lighter option for those who love great beer but prefer a more balanced lifestyle. It’s all natural with no added supplements and importantly does not use corn, rice, or other sweeteners typically found in mass production

About American Rebel Holdings, Inc.

American Rebel Holdings, Inc. (NASDAQ: AREB) has operated primarily as a designer, manufacturer and marketer of branded safes and personal security and self-defense products and has recently transitioned into the beverage industry through the introduction of American Rebel Light Beer. The Company also designs and produces branded apparel and accessories. To learn more, visit americanrebel.com and americanrebelbeer.com. For investor information, visit americanrebelbeer.com/investor-relations.

About Clark Distributing Company

Clark Distributing Company ( ccclark.com ) is a premier beverage distributor serving over 5,000 customers across the Commonwealth of Kentucky. With a focus on quality, service, and customer satisfaction, Clark Distributing is proud to bring premium brands to Kentucky’s diverse market.

American Rebel Holdings, Inc.

info@americanrebel.com

American Rebel Beverages, LLC

Todd Porter, President

tporter@americanrebelbeer.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. American Rebel Holdings, Inc. (NASDAQ: AREB; AREBW) (the “Company,” “American Rebel,” “we,” “our” or “us”) desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “forecasts,” “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “could,” “target,” “potential,” “is likely,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements primarily on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, and financial needs. Important factors that could cause actual results to differ from those in the forward-looking statements include benefits of the launch party, actual launch timing and availability of American Rebel Beer, our ability to effectively execute our business plan, and the Risk Factors contained within our filings with the SEC, including our Annual Report on Form 10-K for the year ended December 31, 2024. Any forward-looking statement made by us herein speaks only as of the date on which it is made. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise, except as may be required by law.

Company Contact:

tporter@americanrebelbeer.com

info@americanrebel.com